UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

REFOCUS GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

75865X103

(CUSIP Number)

THOMAS W. LYLES, JR.

MEDCARE INVESTMENT FUND III, LTD.

8122 DATAPOINT DRIVE, SUITE 1000

SAN ANTONIO, TEXAS 78229

(210) 614-7051

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75865X103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medcare Investment Fund III, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,333,400

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 69,333,400

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,333,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medcare GP Corp, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,333,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas W. Lyles, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,333,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Leininger, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,333,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.6%

14.	Type of Reporting Person (See Instructions) IN

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.    Security and Issuer

This statement on Schedule 13D relates to 69,333,400 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Refocus Group, Inc. (the “Company”). Of the 69,333,400 shares beneficially owned, (i) 28,000,000 represent shares that are issuable upon the conversion of 280,000 shares of Series A-1 Convertible Preferred Stock currently held by the Partnership (as defined below); (ii) 28,000,000 represent shares that are issuable upon conversion of 280,000 shares of Series A-2 Convertible Preferred Stock that the Partnership has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement (as defined below); and (iii) 13,333,400 represent shares issuable upon conversion of 133,334 shares of Series A-3 Convertible Preferred Stock which may be acquired upon the exercise of a Series A-3 Convertible Preferred Stock Warrant dated March 1, 2005 (the “Warrant”).  The Company’s principal executive offices are located at 10300 North Central Expressway, Suite 104, Dallas, Texas 75231.

Item 2.    Identity and Background

(a) This Schedule 13D is being filed jointly by Medcare Investment Fund III, Ltd., a Texas limited partnership (the “Partnership”), Medcare GP Corp, Inc., a Texas corporation, which is the general partner of the Partnership (the “General Partner”), Thomas W. Lyles, Jr., president, director and a limited partner of the Partnership, and James R. Leininger, M.D., a limited partner of the Partnership (each a “Principal”, collectively, the “Principals”, together with the Partnership and the General Partner, the “Reporting Persons”).

(b) The address of the principal business of each of the Reporting Persons is 8122 Datapoint Drive, Suite 1000, San Antonio, Texas 78229.

(c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. One of the principal businesses of the Principals is to direct the activities of the General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Principal is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The purchase price for the securities described under Item 1 above was paid in cash from the working capital of the Partnership and not the assets of the General Partner nor the Principals.

Item 4.    Purpose of Transaction

The Reporting Persons acquired the Securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the

Company’s securities, general economic conditions, money and stock market conditions and other future developments.

In addition, Refocus Group plans to explore the possible termination of the company’s financial reporting obligations under the Securities and Exchange Act of 1934 (i.e., explore “going private”) in order to reduce costs directly relating to such reporting obligations, such as annual audit, legal, insurance and other expenses.

Except as described in this Schedule 13D or as set forth in the Exhibits attached hereto, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.    Interest in Securities of the Issuer

According to information provided to the Reporting Persons by the Company, the number of shares of the Company’s Common Stock outstanding on February 28, 2005 was 23,560,310.

As of the date of filing of this Schedule 13D, the Partnership is the holder of 280,000 shares of Series A-1 Convertible Preferred Stock convertible into 28,000,000 shares of Common Stock based on a conversion price of $0.25 per share.  Pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement dated March 1, 2005 between the Company and the Purchaser (the “Securities Purchase Agreement”), the Partnership has the right to purchase 280,000 shares of Series A-2 Convertible Preferred Stock, which are convertible into 28,000,000 shares of Common Stock based on a conversion price of $0.25 per share.  The Partnership is also the holder of a warrant to purchase 133,334 shares of Series A-3 Convertible Preferred Stock of the Company convertible into 13,333,400 shares of Common Stock based on an exercise price of $0.30 per share.  On an as-converted basis, the securities described in this paragraph collectively represent approximately 74.6% of the Common Stock outstanding.  The Partnership has sole voting and investment power with respect to such securities.

The General Partner of the Partnership may also be deemed to have beneficial ownership of such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.  Mr. Lyles, as president, director and a limited partner of the Partnership, may also be deemed to have beneficial ownership of such securities.  Dr. Leininger, as a limited partner of the Partnership and the sole shareholder of the General Partner, may also be deemed to have beneficial ownership of such securities.  Mr. Lyles and Dr. Leininger disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described under Item 5 above, the Partnership has the right to purchase 280,000 shares of Series A-2 Convertible Preferred Stock, which are convertible into 28,000,000 shares of Common Stock, pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement.  As more fully described in the Securities Purchase Agreement, the Partnership is also the holder of a warrant to purchase 133,334 shares of Series A-3 Convertible Preferred Stock of the Company, which are convertible into 13,333,400 shares of Common Stock.  The Warrant has an exercise price of $30 per share of Series A-3 Convertible Preferred Stock and expires on February 28, 2007.  The exercise price of the Warrant is subject to adjustment based on customary anti-dilution provisions.

Pursuant to the Securities Purchase Agreement, the Partnership has the right to elect one-half of the members of the Company’s Board of Directors (the “Board”), one of whom will be elected as Vice-Chairman of the Board, and one member of each of the compensation and audit committees of the Board.  Accordingly, David Williams and Chuck Edwards have resigned from the Board, and the Partnership designated Thomas W. Lyles, Jr. and Douglas Williamson to be members of the Board, at least one of whom will also serve on each of the compensation and audit committees of the Board.

The Securities Purchase Agreement provides that, for so long as 25% of the Series A-1 Convertible Preferred Stock originally issued is outstanding, the Company will not, without the prior consent of the holders of at least 75% of the shares of Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock then outstanding, voting together as a single class:

(a)          amend the Company’s charter or bylaws in any manner that would alter or change any of the rights, preferences, privileges or restrictions of the holders of the Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible Preferred Stock or the Warrant;

(b)         reclassify any outstanding securities into securities having rights, preferences or privileges senior to, or on a parity with, the Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible Preferred Stock or the Warrant;

(c)          authorize or issue any additional shares of Convertible Preferred Stock or any other stock having rights or preferences senior to, or on a parity with, the Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible Preferred Stock or the Warrant;

(d)         merge or consolidate with or into any corporation if such merger or consolidation would result in the stockholders of the Company immediately prior to such merger or consolidation holding (by virtue of securities issued as consideration in such transaction or otherwise) less than a majority of the voting power of the stock of the surviving corporation immediately after such merger or consolidation;

(e)          sell all or substantially all their respective assets in a single transaction or series of related transactions;

(f)            license all or substantially all of their respective intellectual property in a single transaction or series of related transactions;

(g)         liquidate or dissolve; or

(h)         alter any rights of the directors appointed by the Partnership as described above in this Item 6, or the holders of the Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible Preferred Stock or the Warrant, or change the size of the Board.

The Securities Purchase Agreement further provides that, for so long as 25% of the Series A-1 Convertible Preferred Stock originally issued is outstanding, without the approval of the Board, including at least two thirds of the directors appointed by the Partnership:

(a)          declare or pay any dividends (other than dividends payable solely in shares of Common Stock and dividends payable to the Company or another subsidiary) on or declare or make any other distribution, directly or indirectly, on account of any shares of Common Stock now or hereafter outstanding;

(b)         repurchase any outstanding shares of capital stock (other than repurchases of capital stock from employees of the Company or any subsidiary whose employment has been terminated for any reason, not to exceed $100,000 in the aggregate);

(c)          approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;

(d)         increase the salary of any officer or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by the directors appointed by the Partnership;

(e)          retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;

(f)            incur indebtedness (other than trade payables) in excess of $50,000 in the aggregate, or enter into contracts or leases which requires payments in excess of $50,000 in the aggregate;

(g)         make or incur any single capital expenditure in excess of $50,000 or aggregate capital expenditures in excess of $100,000 per fiscal year;

(h)         award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;

(i)             make any material change in the nature of its business or enter into any new line of business, joint venture or similar arrangement;

(j)             pledge its assets or guarantee the obligations of any other individual or entity;

(k)          recommend amendment of the Company’s existing restricted stock and stock option plan or approval of any new equity incentive plan; or

(l)             form or acquire any subsidiary, joint venture or similar business entity.

In connection with the Securities Purchase Agreement, the Partnership executed an Investor Rights Agreement, dated March 1, 2005 (the “Investor Rights Agreement”), attached hereto as Exhibit 2, which provides the Partnership with the right to cause the Company to register the Common Stock issuable upon conversion of the Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock, subject to certain conditions and limitations contained therein. The Investor Rights Agreement gives the Partnership a preemptive right to purchase the Partnership’s pro rata share of any subsequent issuance, sale or exchange of any shares of the Common Stock or convertible securities to a third party. The Investor Rights Agreement contains conditions and limitations associated with the exercise of the preemptive right.

The above summary description of the Securities Purchase Agreement, the Investor Rights Agreement, and the Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Investor Rights Agreement, and the Warrant, which are incorporated herein by reference.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

A copy of the Investor Rights Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

A copy of the Warrant is attached hereto as Exhibit 3 and is incorporated herein by reference.

Except for the agreements and instruments described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:                Securities Purchase Agreement, dated March 1, 2005, by and between the Company and the Partnership.

Exhibit 2:                Investor Rights Agreement, dated as of March 1, 2005, by and between the Company and the Partnership.

Exhibit 3:                Series A-3 Convertible Preferred Stock Purchase Warrant dated March 1, 2005 issued by the Company to the Partnership.

Exhibit 4:                Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:                    March 10, 2005

MEDCARE INVESTMENT FUND III, LTD.
By: Medcare GP Corp, Inc.

/s/ Thomas W. Lyles, Jr.
Name: Thomas W. Lyles, Jr.
Title: President

MEDCARE GP CORP, INC.

/s/ Thomas W. Lyles, Jr.
Name: Thomas W. Lyles, Jr.
Title: President

/s/ Thomas W. Lyles, Jr.
Name: Thomas W. Lyles, Jr.

/s/ Thomas W. Lyles, Jr.
Name: James R. Leininger, M.D.
By: Thomas W. Lyles, Jr. Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Securities Purchase Agreement, dated March 1, 2005, by and between the Company and the Partnership.
2	Investor Rights Agreement, dated as of March 1, 2005, by and between the Company and the Partnership.
3	Series A-3 Convertible Preferred Stock Purchase Warrant dated March 1, 2005 issued by the Company to the Partnership.
4	Joint Filing Statement.